Exhibit 12

CONSOLIDATED RATIOS OF EARNINGS TO FIXED CHARGES

The following table sets forth our consolidated ratio of earnings to fixed charges and our coverage deficiency for each of the periods indicated. You should read this table in conjunction with the consolidated financial statements and notes incorporated by reference in this prospectus.

	December 31, 2015	December 31, 2014	December 31, 2013	December 31, 2012	December 31, 2011
Net Loss	$(132,376)	$(55,005)	$(3,483)	$(702)	$(20,957)
Consolidated ratios of earnings to fixed charges (1)	N/A	N/A	N/A	N/A	N/A
Coverage deficiency	$(132,376)	$(55,005)	$(3,483)	$(702)	$(20,957)

(1)	We did not record earnings for the years ended December 31, 2015, 2014, 2013, 2012 and 2011. Accordingly, our earnings were insufficient to cover fixed charges for such periods, and we are unable to disclose a ratio of earnings to fixed charges for such periods.